SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission file number 0-5519 (Associated Banc-Corp)
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ASSOCIATED BANC-CORP 401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:
ASSOCIATED BANC-CORP
1200 Hansen Road
Green Bay, Wisconsin 54304

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN
Financial Statements and Schedule
December 31, 2005 and 2004
(With Report of Independent Registered Public Accounting Firm Thereon)

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Associated Banc-Corp 401(k) Profit Sharing & Employee Stock Ownership Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Associated Banc-Corp 401(k) Profit Sharing & Employee Stock Ownership Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG
Chicago, Illinois
June 23, 2006

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2005 and 2004

	2005	2004

Assets:

Investments, at fair value:

Common/collective trust funds	$169,313,476	$154,413,966

Associated Banc-Corp common stock fund	166,158,334	146,561,109

Associated Banc-Corp common stock	0	35,945,323

Mutual funds	80,646,693	62,730,734

Fixed Income Securities	98,578	0

Loans to participants	1,427,265	1,811,079

Total Investments	417,644,346	401,462,211

Cash and cash equivalents	26,555	11,454

Accrued interest, dividends and capital gains distributions receivable	1,132,505	6,047
Receivable for investments sold	0	26,503,874

Contributions receivable from merged plans	0	561,205

Cash surrender value of life insurance	171,152	193,765

Participant contribution receivable/(payable)	(1,536)	162

Employer contribution receivable	11,184,127	12,340,411

Net assets available for plan benefits	$430,157,149	$441,079,129

See accompanying notes to financial statements.

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2005 and 2004

	2005	2004

Additions:
Investment Income:
Net Appreciation in fair value of investments	$11,200,944	$39,774,160
Interest and dividends	6,738,004	5,122,640

Total investment income	17,938,948	44,896,800

Participant contributions	12,973,695	10,511,581
Employer contributions	11,194,742	12,340,411
Rollover contributions	2,779,874	2,110,565
Other	8,991	1,437
Transfer of Net Assets From merged plans	0	73,777,836

Total additions	44,896,250	143,638,630

Deductions:
Distributions to participants	54,815,821	27,602,431
Insurance premiums	24,749	26,992
Administrative expenses	977,660	825,354

Total deductions	55,818,230	28,454,777

Net increase/(decrease) in net assets available for plan benefits	(10,921,980)	115,183,853
Net assets available for plan benefits:
Beginning of year	441,079,129	325,895,276

End of year	$430,157,149	$441,079,129

See accompanying notes to financial statements.

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
(1)	Description of the Plan

The following brief description of the Associated Banc-Corp 401(k) Profit Sharing & Employee Stock Ownership Plan, formerly known as the Associated Banc-Corp Profit Sharing & 401(k) Plan, (the “Plan”) is provided for general information. The Plan contains both profit sharing provisions and 401(k) provisions. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

Background

Associated Banc-Corp (the Company) has established the Associated Banc-Corp 401(k) Profit Sharing & Employee Stock Ownership Plan, a defined contribution plan. The profit sharing provisions of the Plan provide for discretionary employer contributions. The 401(k) provisions of the Plan provide for employee contributions complying with the provisions of Internal Revenue Code (Code) Section 401(k) as well as discretionary employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Mergers

Effective December 31, 2004, all net assets of the First Federal Capital Bank Savings Investment Plan totaling $37,670,510 and the First Federal Capital Bank Employee Stock Ownership Plan totaling $29,365,927 were merged into the Plan. In January 2004 all net assets of CFG Salary Savings Plan and Trust totaling $6,741,399 were transferred into the Plan.

Participants

Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the profit sharing provisions and in the discretionary employer 401(k) contribution provisions of the Plan on January 1 of the year in which 1,000 hours of service are completed. Employees are eligible to participate in the employee 401(k) contribution portion of the Plan upon completion of 30 days employment if they are reasonably expected to complete 1,000 hours of service annually. Otherwise, employees are eligible to participate in the Plan immediately after completing 1,000 hours of service in a Plan year.

Contributions

In conjunction with the 401(k) provisions of the Plan, participants can elect to contribute an amount between 1% and the limitations ($14,000 for 2005 and $13,000 for 2004) of Section 402(g) of the Code of their compensation in multiples of 1% to the Plan by means of regular payroll deductions. Participants who have attained age 50 are eligible to make catch-up contributions in accordance with, and subject to the limitations ($4,000 for 2005 and $3,000 for 2004) of, Code section 414(v). Participants are also allowed to contribute amounts qualifying as rollover contributions under Section 402(c)(4) of the Code.

The Plan provides for a discretionary Company matching contribution equal to a percentage of compensation to match all or part of the employee contribution for plan participants who have met the service requirements.

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
The Plan provides for discretionary Company contributions under the profit sharing provision of the Plan. Such contributions are allocated to each participant’s account based upon total participant’s compensation, as defined by the Plan for the year.

Vesting

Participants are 100% vested at all times in both employee and matching contributions under the 401(k) portion of the Plan. The following is a schedule of vesting in the Company’s discretionary profit sharing contribution:

Years of Service	Vested Percentage

Less than three	0%
Three but less than four	50%
Four but less than five	75%
Five or more	100%

Forfeitures

Upon termination, the non-vested portion of Company discretionary profit sharing contributions and the earnings thereon become subject to forfeiture. Forfeitures were $1,374,222 and $889,657 in 2005 and 2004, respectively. All forfeitures are used to reduce employer contributions in the next calendar year. Under certain circumstances, the forfeited portion of a participant’s account will be restored if the participant is re-employed by the Company within a five-year period.

Investment of Plan Assets

Participants have the right to direct that investments be made in the Balanced Lifestage Fund, Growth Lifestage Fund, Growth Balanced Lifestage Fund, Conservative Balanced Lifestage Fund, Associated Money Market Account, Intermediate Term Bond Fund, Common Stock Fund, Foreign Equity Fund, Emerging Growth Fund, Equity Income Fund, Associated Banc-Corp Common Stock Fund, Dodge & Cox Stock Fund, EuroPacific Growth Fund, Goldman Sachs Growth Opportunities Fund, Janus Small Cap Value Fund, Growth Fund of America, Vanguard Institutional Index Fund, Weitz Value Fund or a combination of funds. Plan assets are held in trust with a subsidiary of the Company, Associated Trust Company, N.A. (the trustee). The following is a brief description of each fund:

Balanced Lifestage Fund – The fund is designed to put equal emphasis on the pursuit of capital growth through investments in stocks, along with the stability and income generation provided by fixed income securities. Approximately one-half of the portfolio will consist of investment grade bonds with the remaining one-half consisting of a diversified mix of stocks, with an emphasis on large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

Growth Lifestage Fund – The fund is designed to achieve growth of capital through investment in a broadly diversified portfolio of common stocks. The portfolio will emphasize large capitalization

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
stocks, but will also include mid-cap, small-cap, and foreign stocks.

Growth Balanced Lifestage Fund – The fund is designed to seek both long term growth of capital and a modest amount of income and stability through a mix of stocks and bonds. The portfolio will largely emphasize the pursuit of capital growth through investments in large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks with the remainder primarily consisting of investment grade bonds.

Conservative Balanced Lifestage Fund – The fund is designed to emphasize stability of principal and income through investments in fixed income securities with a smaller emphasis on capital growth through investment stocks. The portfolio will primarily consist of investment grade bonds with the equity portion consisting primarily of large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

Associated Money Market Account – The investment alternative is designed to provide safety of principal through use of a money market account.

Intermediate Term Bond Fund – The fund is designed to earn a competitive total return through diversified investment in high-quality fixed income securities issued by the United States Government, federal agencies, and public corporations, as well as mortgage-backed and asset-backed issues and certificates of deposit.

Common Stock Fund – The fund is designed to achieve long-term growth through investment in large cap companies with good growth prospects. The majority of the assets in this portfolio are included in the S&P 500 Index.

Foreign Equity Fund – The fund is designed to provide exposure to investment opportunities outside the United States. The fund invests primarily in attractively valued foreign common stocks.

Emerging Growth Fund – The fund is designed to maximize long-term stock returns by diversifying stock ownership into numerous industries. The fund invests in equities issued by small capitalization, fast growing, companies.

Equity Income Fund – The fund is designed to pursue growth of capital while providing above average dividend yield. The fund invests in common stocks believed to be undervalued.

Associated Banc-Corp Common Stock Fund – The fund is designed to share in the performance of Associated Banc-Corp. The fund invests in Associated Banc-Corp common stock and cash equivalents.

Dodge & Cox Stock Fund – The fund is designed to pursue long-term growth of principal and income. The Fund intends to remain fully invested in equities with at least 65% of assets in common stocks.

EuroPacific Growth Fund – The fund is designed to pursue long-term growth of capital. The fund

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
invests in at least 80% of assets in equity securities of issuers from Europe and the pacific Basin.

Goldman Sachs Growth Opportunities Institutional Fund – The fund is designed to achieve long-term growth of capital. The fund invests in at least 90% of assets in equity securities with a primary focus on mid-cap companies.

Janus Small Cap Value Fund – The fund is designed to achieve capital appreciation. The fund invests in at least 80% of assets in equity securities of undervalued small companies with market capitalization within the 12-month average of the capitalization range of the Russell 2000 index.

Growth Fund of America – The fund is designed to achieve long-term capital growth. The fund invests primarily in common stocks.

Vanguard Institutional Index Fund – The fund is designed to replicate the aggregate price and yield performance of the S&P 500 Index. The fund invests in all 500 stocks listed in the S&P 500 in approximately the same proportion as they are represented in the Index.

Weitz Value Fund – The fund is designed to achieve capital appreciation by investing primarily in equity securities. The advisor seeks securities trading at prices lower than their intrinsic values.

Participants can elect to invest in one of the aforementioned funds or in 1% increments in two or more funds. Participants can change the allocation of the Plan accounts on a daily basis.

Participant Loans

A participant may request a loan for one or a combination of the following reasons: (a) purchase or preservation of a participant-owned principal residence, (b) education expenses for the participant or their dependent, (c) extensive medical expenses in the participant’s immediate family, or (d) severe financial hardship. Loans are limited to the lesser of (1) $50,000, reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan was made over the outstanding balance of loans from the Plan on the date on which such loan was made or (2) 50% of the vested benefit of the participant’s account balance. A participant may not request a loan for less than $1,000.

A commercially reasonable fixed rate of interest will be assessed on the loan with the current rate set at the prime rate offered by Associated Bank, N.A. The loan will provide bi-weekly payments under a level amortization schedule of not greater than 5 years or 15 years if a loan is used to acquire a principal residence. The plan may also hold grandfathered or inherited loans with maturity dates extended beyond the 15 years allowed by the plan document.

Participant Accounts

The Plan is a defined contribution plan under which a separate individual account is established for each participant. Plan investments are valued daily. Due to daily valuation, contributions are

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
allocated to participant accounts upon receipt, and income and changes in asset values are immediately allocated to the participants’ accounts. Under a daily valued plan, participants can verify account balances daily utilizing the VRU (Voice Response Unit) or Internet access.

Distributions

Distributions are made in the form of lump-sum payments or payments over a period in monthly, quarterly, semi-annual or annual installments. Distributions must begin no later than 60 days after the close of the plan year in which the later of the participant’s attainment of age 65 or the termination date occurs, unless the participant elects to delay commencement of the distribution until the April 1 following the attainment of age 70 1/2. Participants may withdraw amounts for any reason upon reaching age 59 1/2. Earnings are credited to a participant’s account through the date of distribution.

Termination of Plan

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event of termination, participants become fully vested to the extent of the balance in their account, including investment income through the termination date.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets in accordance with accounting principles generally accepted in the United States of America.

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
The significant accounting policies of the Plan are as follows:
Investments and Income Recognition
Investment securities are valued at quoted market prices. The investments in units of the common/collective trust funds are valued at the amount at which shares in the funds can be withdrawn, which approximates fair value. Securities for which no quoted market price is available are valued at estimated fair value. Short-term investments are stated at cost plus accrued interest, which approximates fair value. Participant loans are valued at cost which approximates fair value. Cash surrender values are provided by the underlying insurance providers at year end and also upon individual policy surrender, as such, these holdings are valued at the previous year end values, which approximates fair value. Plan assets are held by the trustee. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of investments are determined through the use of specific identification. The Plan’s funds record interest income on the accrual basis and dividends on the ex-dividend date.
The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the financial statements of the Plan.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan administrator estimates and assumptions that affect the reported amounts of assets available for benefits and plan benefit obligations and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
(3)	Investments

The fair value of investments that represent 5% or more of the Plan’s net assets at December 31 are presented in the following table:

	2005	2004

Associated Banc-Corp Common Stock Fund	$166,158,334	$146,561,109
Associated Banc-Corp Common Stock	0	35,945,323
Associated Trust Company, N.A. Growth Lifestage Fund	46,874,661	45,166,637
Associated Trust Company, N.A. Balanced Lifestage Fund	45,278,042	44,198,035
Associated Trust Company, N.A. Money Market Account	27,822,646	25,489,598
Dodge & Cox Stock Fund	24,344,212	17,740,544

During 2005 and 2004, the Plan’s investments, including gains and losses on investments purchased and sold, as well as held during the year, appreciated/(depreciated) in value by $11,200,944 and $39,774,160 respectively, as follows:

	2005	2004
Associated Banc-Corp Common Stock Fund	$(3,795,213)	$20,659,519
Common/Collective Trust Funds	9,660,772	12,923,714
Mutual Funds	5,335,864	6,190,927
Fixed Income Securities	(479)	0

Total	$11,200,944	$39,774,160
(4)	Transactions with Related Parties

The Associated Banc-Corp Common Stock Fund at December 31, 2005 and 2004 included 5,062,370 shares and 4,377,360 shares, respectively, of common stock of the Company with fair values of $164,780,144 and $145,372,126, respectively. Dividend income from Company stock totaled $5,645,416 and $4,264,181 in 2005 and 2004, respectively. Also included in the Associated Banc-Corp Common Stock Fund at December 31, 2005 and 2004 were 1,375,270 units and 1,188,983 units, respectively, of Goldman Sachs Financial Square Prime Obligations Fund with fair values of $1,378,190 and $1,188,983, respectively. Goldman Sachs Financial Square Prime Obligations Fund is an unrelated party.

Associated Trust Company, N.A. performs asset management and participant recordkeeping for the Plan. Asset management and recordkeeping fees paid to Associated Trust Company totaled $908,829 and $798,189 in 2005 and 2004, respectively.

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
The Plan invests in various Associated Trust Company, N.A. common/collective trust funds. As of December 31, 2005 and 2004, $169,313,476 and $154,413,966, respectively, were invested in Associated Trust Company, N.A. common/collective trust funds.

(5)	Benefits Payable

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2005 and 2004 to Form 5500:

	2005	2004
Net assets available for plan benefits per the financial statements	$430,157,149	$441,079,129
Amounts allocated to benefit claims payable	(2,366,284)	(1,631,634)

Net Assets available for plan benefits per the Form 5500	$427,790,865	$439,447,495

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2005 and 2004 to Form 5500:

	2005	2004
Benefits paid to participants per the financial statements	$54,815,821	$27,602,431
Add: Amounts allocated to benefit claims payable at December 31, 2005 and 2004, respectively	2,366,284	1,631,634
Less: Amounts allocated to benefit claims payable at December 31, 2004 and 2003, respectively	(1,631,634)	(1,303,349)

Benefits paid to participants per Form 5500	$55,550,471	$27,930,716

(6)	Income Taxes

The Plan administrator has received a favorable tax determination letter, dated July 18, 2002, from the Internal Revenue Service indicating that the Plan qualifies under the provisions of Section 401(a) of the Code, and the related trust is, therefore, exempt from tax under Section 501(a). Therefore, a provision for income taxes has not been included in the Plan’s financial statements. The Plan has been amended since receiving the determination letter. However, in the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan.

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
(7)	Subsequent Events

On January 26, 2006, the net assets of The State Financial 401(k) Profit Sharing Plan totaling $12,448,495 were transferred into the Plan.

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

	Description of investment,
	including maturity date,
Identity of issue, borrower,	rate of interest, collateral	Current
Lessor, or similar party	par, or maturity value	Value

* Associated Trust Company, N.A. Emerging Growth Fund	465,968 units	$11,270,022

* Associated Trust Company, N.A. Common Stock Fund	61,884 units	10,040,793

* Associated Trust Company, N.A. Equity Income Fund	31,948 units	2,266,898

* Associated Trust Company, N.A. Foreign Equity Fund	89,494 units	5,482,273

* Associated Trust Company, N.A. Balanced Lifestage Fund	3,318,124 units	45,278,042

* Associated Trust Company, N.A. Growth Balanced Lifestage Fund	276,584 units	3,935,718

* Associated Trust Company, N.A. Growth Lifestage Fund	3,026,500 units	46,874,661

* Associated Trust Company, N.A. Intermediate Term Bond Fund	568,316 units	14,815,523

* Associated Trust Company, N.A. Short Term Bond Fund (Used only in two segregated accounts)	35,950 units	613,066

* Associated Trust Company, N.A. Conservative Balanced Lifestage Fund	74,777 units	913,834

* Associated Money Market Account (Holding Identified as: Cash Management Fund)	26,446,478 units	27,822,646

Total Common/Collective Trust Funds		$169,313,476

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

	Description of investment,
	including maturity date,
Identity of issue, borrower,	rate of interest, collateral	Current
Lessor, or similar party	par, or maturity value	Value

* Associated Banc-Corp Common Stock Fund	2,906,492 units	$166,158,334

Dodge & Cox Stock Fund	177,410 units	$24,344,212

Euro Pac Growth Fund	169,429 units	6,883,887

Goldman Sachs Growth Opportunity Institutional Fund	432,416 units	9,578,020

Growth Fund of America	149,049 units	4,572,830

Janus Small Cap Value Fund	431,905 units	12,071,736

Vanguard Institutional Index Fund	139,548 units	15,909,841

Weitz Value Fund	205,708 units	7,286,167

Total Mutual Funds		$80,646,693

Federal Home Loan Banks	10/05/2011	$49,265
(Used only in one segregated account)	Callable 10/05/2006 @
	par value
	5.00%
	50,000 par

SLM Corp Medium Term Note (Used only	1/15/2009	24,329
in one segregated account)	4.00%
	25,000 par

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

	Description of investment,
	including maturity date,
Identity of issue, borrower,	rate of interest, collateral	Current
Lessor, or similar party	par, or maturity value	Value

UnitedHealth Group Inc Note (Used only in one segregated account)	1/17/2007	24,984
	5.20%
	25,000 par

Total Fixed Income		$98,578

Loans to Participants (229 participant loans with interest rates ranging from 4.00% to 10.50% and maturity dates ranging from January 10, 2006 to October 15, 2025)		$1,427,265

Total Investments		$417,644,346

Cash Surrender Value:
Penn Mutual Life Insurance Co.		$67,896
The Guardian Insurance and Annuity Co.		36,261

General American Life Ins. Co.		66,995

Total Cash Surrender Value		$171,152

*	Denotes a party-in-interest
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Associated Banc-Corp Retirement Program Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED BANC-CORP
401(k) PROFIT SHARING & EMPLOYEE STOCK
OWNERSHIP PLAN

/s/ Karen L. Garvey

Karen L. Garvey, Chairperson
Retirement Program Committee

Dated: June 29, 2006

Exhibit Index

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm